SECU... 05038730 ...SSION
Washington, D.C. 20549

2-3-15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Delaware Bay Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie Neiderfer 212-204-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co., LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) New York (State) 11554 (Zip Code)

SEC RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, T.K. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Delaware Bay Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANDY HUI
Notary Public, State of New York
No. 31-4990413
Qualified in New York County
Certificate filed in Kings County
Commission Expires Dec. 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE DELAWARE BAY COMPANY, INC.
Financial Statements
December 31, 2004

The Delaware Bay Company, Inc.

Financial Statements
Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Delaware Bay Company, Inc.

We have audited the accompanying statement of financial condition of The Delaware Bay Company, Inc. (an S corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Delaware Bay Company, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
February 10, 2005

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 330 Fifth Avenue, Suite 1300 / New York, New York 10001 / 212.686.2224 / Fax: 212.481.3274

THE DELAWARE BAY COMPANY, INC.

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 640,416
Receivables from clearing broker - including clearing deposit of of $50,862	65,887
Securities owned:	
Marketable securities	3,619
Not readily marketable - estimated fair value	87
Receivables from affiliated companies	73,685
Equipment, fixtures and improvements - net of accumulated depreciation and amortization of $647,117	504,193
Other assets	80,516
	$ 1,368,403
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses and other liabilities	$ 211,323
Deferred income taxes	22,666
	233,989
Stockholder's Equity	
Common stock - no par value - 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	305,200
Retained earnings	828,214
	1,134,414
	$ 1,368,403

See notes to financial statements.

THE DELAWARE BAY COMPANY, INC.

Statement of Operations
For the Year Ended December 31, 2004

Revenues	
Commissions	$2,161,577
Financial advisory fees	749,997
Realized gain on firm trading investments	1,895
Unrealized (loss) on firm trading investments	(1,061)
Interest and dividends	5,771
Miscellaneous income	3,575
	2,921,754
Expenses	
Clearing and brokerage charges	76,283
Salaries - officer	647,746
- trading	330,427
- research	466,862
- administration	289,690
Employee payroll taxes and benefits	100,684
Research and related services	176,701
Regulatory fees and expenses	34,053
Occupancy costs - rent	187,500
- utilities and taxes	34,861
Office, administrative and other operating	348,391
Insurance	6,952
Professional fees	95,735
	2,795,885
Income Before Depreciation, Amortization and Provision for Income Taxes	125,869
Depreciation and Amortization	141,822
(Loss) Before Income Taxes	(15,953)
Provision for Income Taxes	15,168
Net (Loss)	$ (31,121)

See notes to financial statements.

THE DELAWARE BAY COMPANY, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - January 1, 2004	$ 1,000	$305,200	$ 859,335	$1,165,535
Net (loss)	-	-	(31,121)	(31,121)
Balance - December 31, 2004	$ 1,000	$305,200	$ 828,214	$1,134,414

See notes to financial statements.

THE DELAWARE BAY COMPANY, INC.

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash Flows from Operating Activities	
Net (loss)	$ (31,121)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation and amortization	141,822
Deferred income tax	5,059
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivables from brokers	88,785
Securities owned	2,150
Other assets	28,620
Increase (decrease) in:	
Accrued expenses and other liabilities	(71,130)
	164,185
Cash Flows from Investing Activities	
Acquisition of equipment, fixtures and improvements	(9,953)
Cash Flows from Financing Activities	
Net increase of receivable to affiliated companies	(47,947)
Increase in Cash and Cash Equivalents	106,285
Cash and Cash Equivalents - beginning	534,131
Cash and Cash Equivalents - end	$ 640,416
Supplemental Cash Flow Information	
Cash paid for state and local income taxes	$ 11,425

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

The Delaware Bay Company, Inc. (the "Company") was incorporated on October 9, 1981 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

The Company's principal business includes the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "clearing broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers, including *Qualified Institutional Buyers*, who are active in the secondary trading markets related to privately held and issued subordinated corporate debt, bank loans and other debt instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles ("GAAP"). Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

d. ***Depreciation and Amortization*** - Equipment, furniture and fixtures and leasehold improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, furniture and fixtures are depreciated using the straight-line method over estimated useful lives of 5 years; leasehold improvements are amortized over the term of the office space lease which is ten years.

Continued

e. ***Income Taxes*** - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes, their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company, however, is subject to state and local income taxes.

Deferred income taxes, based on current state and local tax laws and rates, arise from timing differences resulting from income and expense items reported for financial accounting and tax reporting in different periods. The principal source of timing differences is the utilization of the cash basis method of accounting for income tax purposes.

f. ***Estimates*** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement.

Receivable from clearing broker consists of the following:

Fees and commissions receivable	$ 11,816
Cash	2,988
Reserve held for unsecured customer debits	221
Clearing deposit	50,862
	$ 65,887

4 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at market values. At December 31, 2004, these securities consisted of corporate stocks with a market value of $3,619.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2004, these securities consisted of debt securities at an estimated fair value of $87.

Continued

5 - Receivables from Affiliated Companies

The Company has advanced funds for working capital to entities owned in whole or in part by the Company's sole stockholder. The advances totaling $26,737 are unsecured, non-interest bearing and are due to be repaid in 2005.

Effective January 1, 2004, the Company signed an expense sharing agreement with Durham Asset Management LLC ("Durham"), an entity owned in part by the Company's sole stockholder. During 2004, reimbursement of expenses from Durham totaled $1,188,718 and, as of December 31, 2004, there is a $46,948 receivable for unpaid expenses incurred on behalf of Durham which was paid in January 2005.

6 - Equipment, Fixtures and Improvements

At December 31, 2004, equipment, fixtures and improvements are stated at cost and are summarized as follows:

Equipment, furniture and fixtures	$ 593,503
Leasehold improvements	557,807
	1,151,310
Less: Accumulated depreciation and amortization	647,117
	$ 504,193

7 - Income Taxes

The provision for income taxes consists of the following:

Current Taxes on Income	
State and local	$ 10,109
Deferred Taxes on Income	
State and local	5,059
Provision for Income Taxes	$ 15,168

Included in other assets is a New York City tax refund receivable of $7,123.

8 - Commitments and Contingencies

The Company is obligated under operating leases for its offices located in New York City, New York and for office equipment.

The operating lease for its offices requires the Company to pay $345,000 per annum for the first five years of the term and $375,000 through August 7, 2010, the expiration date, plus escalations for certain costs over base year amounts. In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on the straight-line basis and, therefore, included in accrued expenses as a deferred rent liability of $67,438.

Minimum future rentals pursuant to all operating leases as of December 31, 2004 for the next five years and in the aggregate are as follows:

2005	$ 372,703
2006	380,568
2007	376,188
2008	376,188
2009	375,297
Thereafter	226,563
	$2,107,507

Rent expense for all leases amounted to $445,250 for the year ended December 31, 2004 which was reduced by $213,760 of reimbursements pursuant to the expense sharing agreement with Durham.

The Company maintains cash balances at a commercial financial institution, and these accounts consist of checking and interest-bearing money market accounts. The aggregate bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation. As of December 31, 2004, the Company's cash account bank balances did exceed the insured amounts by $527,795.

At December 31, 2004, the Company had an outstanding letter of credit in the amount of $300,000, which expires March 8, 2005. This letter of credit has been provided to the landlord for the Company's office space as lease security. The Company has pledged $325,000 of funds held in accounts with the issuer as security for this letter of credit.

9 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. At December 31, 2004, the Company was in compliance with these requirements.

10 - Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

THE DELAWARE BAY COMPANY, INC.

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2004

COMPUTATION OF NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 1,134,414
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures and improvements - net book value	504,193
Restricted cash	325,000
Receivables from broker	221
Receivables from affiliates	73,685
Other assets	80,516
Securities not readily marketable	87
	983,702
Net capital before haircuts	150,712
Haircuts on securities:	
Trading and investment securities - other securities	543
Other - money market account	3,995
	4,538
Net Capital	$ 146,174
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total liabilities	$ 233,989
Exclusions from aggregate indebtedness - deferred income taxes	22,666
Aggregate indebtedness	$ 211,323
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 14,095
Net Capital Requirement - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of Requirement	$ 46,174
Ratio of Aggregate Indebtedness to Net Capital	1.45 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited amended FOCUS report dated January 26, 2005 as filed by the Company.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2004 in accordance with Rule 15c3-3(k)(2)(i) and (ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Accounting Control Required Under Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
The Delaware Bay Company, Inc.

In planning and performing our audit of the financial statements of The Delaware Bay Company, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation of policies and procedures may deteriorate.

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 330 Fifth Avenue, Suite 1300 / New York, New York 10001 / 212.686.2224 / Fax: 212.481.3274

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
East Meadow, New York
February 10, 2005